Exhibit (a)(9)

1801 South Bell Street Arlington, Virginia 22202	703.341.3000 www.bna.com

September 9, 2011

Dear BNA Stockholders:

Since BNA announced its transaction with Bloomberg, stockholders have been asking a lot of thoughtful questions about certain terms of the transaction.  In particular, we have heard you raise questions about the provisions of the transaction relating to payment of a dividend on BNA stock in September.  We are sending this letter in order to clarify certain points about the dividend and timing described in the merger agreement.  We must emphasize that the Board of Directors of BNA unanimously recommends that BNA stockholders accept the tender offer and urges stockholders to promptly tender their shares pursuant to the offer, and in any event to tender prior to the September 28, 2011 expiration of the offer (or, if you hold shares under the BNA 401(k) Plan, to instruct the tender of your shares by September 27, 2011).

Some stockholders have asked if they should delay tendering their shares in order to receive the contingent dividend that is payable if the offer doesn’t expire by September 30, 2011.  The merger agreement that we signed with Bloomberg provides that  if the regulatory condition is satisfied by September 30, 2011, but less than a majority of the Class A Shares are tendered into the offer, then Bloomberg has the right to terminate the tender offer without purchasing any of the tendered shares and to terminate the merger agreement.  Accordingly, delaying tendering into the offer will create a risk that the tender offer and the merger will not be consummated, resulting in stockholders losing the opportunity to receive $39.50 per share in cash.

It may be useful for stockholders to understand some additional background information regarding negotiations with Bloomberg.  Initially, Bloomberg’s offer to pay $39.50 per share for BNA was conditioned on there being no further payment of dividends pending closing of the transaction.  BNA’s management negotiated this point with Bloomberg, recognizing that many BNA stockholders rely on payment of the dividend in September and therefore, if the closing of the transaction did not occur as quickly as the parties had hoped that it could, an accommodation would need to be made to allow for payment of the dividend in light of the extended period of time that potentially could lapse before BNA stockholders would receive the $39.50 per share.  Ultimately, a compromise was reached with Bloomberg to allow payment of the dividend in the event that the tender offer did not expire in September.  However, Bloomberg made clear its intention to pursue the requisite antitrust clearance quickly in the hope that the offer could expire and be accepted for payment in September.

This resolution of the dividend issue was documented in the merger agreement with Bloomberg, which provides that if Bloomberg’s tender offer for BNA common stock has not expired by midnight on September 30, 2011, then BNA may pay a $.23 per share dividend to stockholders of record on September 30, 2011.  The tender offer is currently scheduled to expire on September 28, 2011, but may be extended under certain scenarios.  As you know, the Bloomberg/BNA transaction requires clearance under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).  If the waiting period under the HSR Act is terminated or expires before the offer expires, but other conditions to the offer are not satisfied, then Bloomberg has no obligation to extend the tender offer, even if the “minimum condition” is not met (e.g., less than 50% of the class A shares are tendered).  In that case, Bloomberg may allow the tender offer to expire without purchasing any of the tendered shares, and may terminate the Merger Agreement.  However, if the Department of Justice or the Federal Trade Commission seeks additional information such that the waiting period under the HSR Act has not expired or been terminated by September 28, 2011 (the expiration of the offer), or certain other regulatory conditions to closing arise, then Bloomberg is obligated to extend the tender offer.  Extension of the tender offer into October, or even later, in order to obtain antitrust clearance was the circumstance that management intended to protect against in negotiating for possible payment of the September dividend.

Yesterday the Board did declare a conditional dividend of $.23 per share, but this conditional dividend will become payable only in the event that the tender offer has not expired on or prior to midnight on September 30, 2011.  If you tender your shares into the tender offer but the tender offer is extended such that it does not expire on or prior to midnight on September 30, 2011, you continue to be the record holder of your shares and would have a right to receive the dividend if it becomes payable even though you tendered your shares into the offer.

Again, let us emphasize that we unanimously recommend that all stockholders accept the tender offer.  We urge you to promptly tender your shares pursuant to the tender offer, and in any event to do so before the September 28, 2011 expiration of the offer (or, if you hold shares under the BNA 401(k) Plan, to instruct the tender of your shares by September 27, 2011).  As referenced above, Bloomberg is not obligated to acquire any BNA shares at $39.50 if, at the expiration of the offer, antitrust clearance has been obtained and less than a majority of the Class A shares have been tendered.

THE BNA BOARD OF DIRECTORS

Paul N. Wojcik, Chair	Eunice F. Lin
Gregory C. McCaffery, Vice Chair	Darren P. McKewen
Paul A. Blakely	Jonathan Newcomb
Cynthia J. Bolbach	Ellen Taus
Gerald S. Hobbs	Daniel W. Toohey
Marcia P. Kaplan	David M. Victor
George J. Korphage

Notice to Investors

This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of BNA’s common stock is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO.  INVESTORS AND BNA STOCKHOLDERS ARE STRONGLY ADVISED TO CAREFULLY READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement has been filed with the SEC by Brass Acquisition Corp. and Bloomberg Inc., and the solicitation/recommendation statement has been filed with the SEC by BNA.  These materials have been or will be sent free of charge to all stockholders of BNA when available. In addition, investors and BNA stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents filed with the SEC at the SEC’s website at www.sec.gov.  The documents filed by BNA may also be obtained free of charge by directing a request by mail to the Corporate Secretary, The Bureau of National Affairs, Inc., at 1801 South Bell Street, Arlington, Virginia 22202, Tel: 703-341-3000.